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FEB 29 2008

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08027242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post	**(201) 871-0866**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gerald Post , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o: **Alpine Associates, A Limited Partnership** , as of **December 31** , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Eckert Corp., General Partner of Alpine Associates

Title

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 28, 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Financial Statements and Schedules

(With Independent Auditor's Report on Internal Control
Pursuant to SEC Rule 17a-5)

December 31, 2007

(With Independent Auditors' Report Thereon)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Condensed Schedule of Investments	3
Statement of Income	9
Statement of Changes in Partnership Capital	10
Statement of Cash Flows	11
Notes to Financial Statements	12
Supplemental Information	
Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1	17
Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	19
Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5	20

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (the Partnership), including the condensed schedule of investments, as of December 31, 2007, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership, as of December 31, 2007, and the results of its operations, the changes in partnership capital, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 5,735,719
Deposits with clearing organizations	17,789,820
Securities owned, at market value (cost $1,411,327,599) (note 5)	1,406,917,636
Securities owned, not readily marketable, at fair value (cost $86,989,582)	85,038,223
Receivables from brokers, dealers, and clearing organizations (notes 4 and 5)*	2,490,028,901
Receivables from affiliates	1,131,584
Dividends and interest receivable	2,598,573
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $301,791	297,984
Other assets	136,752
Total assets	$ 4,009,675,192

Liabilities and Partnership Capital

Liabilities:	
Securities sold, not yet purchased, at market value (proceeds $181,192,993) (note 5)	$ 184,593,150
Payables to brokers, dealers, and clearing organizations (notes 4 and 5)*	2,517,007,540
Payable to affiliates (note 3)	455,740
Dividends and interest payable	2,288,878
Accounts payable, accrued expenses, and other liabilities	2,444,274
Total liabilities	2,706,789,582
Commitments and contingencies	
Partnership capital:	
General partner	1,660
Limited partners	1,302,883,950
Total partnership capital (note 6)	1,302,885,610
Total liabilities and partnership capital	$ 4,009,675,192

* Includes $1,546,363,437 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

		Value
Securities owned, at market value (107.98%):		
Common stock (97.34%):		
Communications (4.64%)	$	60,492,148
Consumer (4.46%)		58,131,182
Energy (7.66%)		99,818,045
Financial (9.40%)		122,439,924
Healthcare (7.63%)		99,422,690
Industrial (15.10%)		196,929,829
Internet (0.38%)		4,905,276
Manufacturing (7.53%)		98,073,741
Media and entertainment (7.13%)		92,896,573
Pharmaceutical (11.90%)		155,000,468
Real estate (1.85%)		24,068,020
Technology (17.23%)		224,520,711
Other (2.43%)		31,613,000
Total common stock (cost $1,273,534,833)		1,268,311,607
Preferred stock (0.85%):		
Healthcare (0.69%)		9,034,301
Technology (0.16%)		2,034,320
Total preferred stock (cost $14,673,662)		11,068,621

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

		Value
Securities owned, at market value, continued:		
Convertible bonds (9.77%):		
Communications (0.43%)	$	5,661,973
Consumer (1.78%)		23,256,227
Energy (0.62%)		8,017,869
Financial (0.29%)		3,804,649
Healthcare (0.16%)		2,086,800
Industrial (0.72%)		9,435,234
Manufacturing (3.10%)		40,327,126
Pharmaceutical (0.37%)		4,776,375
Technology (2.30%)		29,917,405
Total convertible bonds (cost $122,742,865)		127,283,658
Options (0.02%):		
Pharmaceutical (0.02%)		253,750
Total options (cost $376,239)		253,750
Total securities owned, at market value (cost $1,411,327,599)	$	1,406,917,636

	Securities owned, at market value	Percentage of securities owned, at market value
Country composition:		
United States	$ 1,105,139,157	78.55%
Canada	136,317,511	9.69
Spain	36,263,445	2.58
Taiwan	29,757,744	2.12
France	18,295,860	1.30
Russia	16,656,750	1.18
Netherlands	16,552,900	1.18
Japan	11,697,289	0.83
Great Britain	9,321,780	0.66
Germany	8,584,756	0.61
Bermuda	6,970,500	0.50
Singapore	4,824,000	0.34
Switzerland	4,358,912	0.31
Greece	2,177,032	0.15
	$ 1,406,917,636	100.00%

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

		Value
Securities owned, not readily marketable, at fair value (6.53%):		
Common stock (3.17%):		
Communications (0.03%)	$	327,672
Consumer (0.03%)		437,500
Energy (1.39%)		18,077,490
Financial (0.09%)		1,129,713
Industrial (0.63%)		8,191,554
Internet (0.04%)		551,166
Manufacturing (0.96%)		12,548,993
Total common stock (cost $31,617,534)		41,264,088
Corporate bonds (0.95%):		
Consumer (0.95%)		12,419,860
Total corporate bonds (cost $14,382,838)		12,419,860
Privately held securities (2.41%):		
Communications (0.19%)		2,476,000
Consumer (0.76%)		9,830,701
Energy (0.07%)		916,300
Financial (1.24%)		16,174,068
Industrial (0.04%)		550,940
Media and entertainment (0.08%)		1,000,000
Real estate (0.01%)		171,818
Technology (0.02%)		234,448
Total privately held securities (cost $40,989,210)		31,354,275
Total securities owned, not readily marketable, at fair value (cost $86,989,582)	$	85,038,223

		Securities owned, not readily marketable, at fair value	Percentage of securities owned, not readily marketable, at fair value
Country composition:			
United States	$	67,732,453	79.65%
Channel Islands		17,305,770	20.35
	$	85,038,223	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

		Value
Securities sold, not yet purchased, at market value (14.17%):		
Common stock (14.17%):		
Communications (0.16%)	$	2,099,993
Consumer (1.76%)		22,989,483
Energy (0.01%)		16,890
Financial (3.68%)		47,936,394
Healthcare (0.49%)		6,368,513
Industrial (1.92%)		25,056,750
Internet (0.33%)		4,324,371
Manufacturing (0.61%)		7,919,629
Pharmaceutical (0.22%)		2,837,434
Technology (2.74%)		35,685,361
Other (2.25%)		29,358,332
Total common stock (proceeds $181,192,993)		184,593,150
Total securities sold, not yet purchased, at market value (proceeds $181,192,993)	$	184,593,150

		Securities sold, not yet purchased, at market value	Percentage of securities sold, not yet purchased, at market value
Country composition:			
United States	$	128,737,415	69.74%
Canada		30,798,985	16.69
Australia		25,056,750	13.57
	$	184,593,150	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

	Shares	Value
Shorts against the box – held long (163.31%):		
Communications (21.30%):		
AT&T Corp. (12.84%)	4,023,730	$ 167,226,219
Other (8.46%)		110,368,013
Total communications		277,594,232
Consumer (0.37%)		4,875,490
Energy (18.16%):		
National Oilwell Varco Inc. (6.98%)	1,238,200	90,958,172
Other (11.18%)		145,664,744
Total energy		236,622,916
Financial (24.39%):		
Bank of America Corp. (7.61%)	2,402,238	99,116,340
Wachovia Corp. (8.94%)	3,062,471	116,465,772
Other (7.84%)		102,130,532
Total financial		317,712,644
Healthcare (7.92%):		
Covidien LTD (5.15%)	1,514,362	67,071,093
Other (2.77%)		36,056,477
Total healthcare		103,127,570
Industrial (9.90%)		128,988,725
Internet (5.58%)		72,663,938
Manufacturing (17.47%):		
Daimler Chrysler AG (9.91%)	1,350,253	129,124,694
Other (7.56%)		98,493,311
Total manufacturing		227,618,005
Media and entertainment (22.16%):		
Comcast Corp. (5.31%)	3,791,575	69,234,160
International Game Technology (5.66%)	1,679,205	73,767,476
Other (11.19%)		145,766,533
Total media and entertainment		288,768,169
Pharmaceutical (16.83%):		
Amerisourcebergen Corp. (12.43%)	3,609,324	161,950,368
Other (4.40%)		57,307,976
Total pharmaceutical		219,258,344
Technology (16.09%):		
Adobe Systems Inc. (10.66%)	3,250,000	138,872,500
Other (5.43%)		70,707,735
Total technology		209,580,235
Utilities (3.14%)		40,904,760
Total shorts against the box – held long (cost $1,614,811,022)		$ 2,127,715,028

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2007

	Shares	Value
Shorts against the box – held short (163.31%):		
Communications (21.30%):		
AT&T Corp. (12.84%)	4,023,730	$ 167,226,219
Other (8.46%)		110,368,013
Total communications		277,594,232
Consumer (0.37%)		4,875,490
Energy (18.16%):		
National Oilwell Varco Inc. (6.98%)	1,238,200	90,958,172
Other (11.86%)		145,664,744
Total energy		236,622,916
Financial (24.39%):		
Bank of America Corp. (7.61%)	2,402,238	99,116,340
Wachovia Corp. (8.94%)	3,062,471	116,465,772
Other (7.84%)		102,130,532
Total financial		317,712,644
Healthcare (7.92%):		
Covidien LTD (5.15%)	1,514,362	67,071,093
Other (2.77%)		36,056,477
Total healthcare		103,127,570
Industrial (9.90%)		128,988,725
Internet (5.58%)		72,663,938
Manufacturing (17.47%):		
Daimler Chrysler AG (9.91%)	1,350,253	129,124,694
Other (7.56%)		98,493,311
Total manufacturing		227,618,005
Media and entertainment (22.16%):		
Comcast Corp. (5.31%)	3,791,575	69,234,160
International Game Technology (5.66%)	1,679,205	73,767,476
Other (11.19%)		145,766,533
Total media and entertainment		288,768,169
Pharmaceutical (16.83%):		
Amerisourcebergen Corp. (12.43%)	3,609,324	161,950,368
Other (4.40%)		57,307,976
Total pharmaceutical		219,258,344
Technology (16.09%):		
Adobe Systems Inc. (10.66%)	3,250,000	138,872,500
Other (5.43%)		70,707,735
Total technology		209,580,235
Utilities (3.14%)		40,904,760
Total shorts against the box – held short (proceeds $2,365,870,083)		$ 2,127,715,028

Unless otherwise noted, investment percentages are based upon percentage of total partnership capital.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2007

Revenues:		
Interest earned from borrowed securities	$	144,008,705
Trading and arbitrage gains		158,423,273
Dividend income		27,840,587
Interest income		11,503,591
Total revenues		341,776,156
Expenses:		
Interest incurred on loaned securities		165,392,753
Advisory fee (note 3)		31,094,940
Operating expenses (note 3)		6,438,178
Interest expense (note 3)		13,745,791
Dividends on securities sold short		4,660,118
Commissions and clearing costs		6,777,699
Legal fees and other professional services		1,075,914
Compensation of the general partner (note 3)		50,000
Total expenses		229,235,393
Net income	$	112,540,763

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Changes in Partnership Capital

Year ended December 31, 2007

		General partner	Limited partners	Total
Balance as of December 31, 2006	$	44,215	1,269,298,223	1,269,342,438
Capital contributions		—	46,655,294	46,655,294
Capital withdrawals		(54,233)	(125,598,652)	(125,652,885)
Net income		11,678	112,529,085	112,540,763
Balance as of December 31, 2007	$	1,660	1,302,883,950	1,302,885,610

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 112,540,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	78,545
(Increase) decrease in operating assets:	
Deposits with clearing organizations	(13,193,953)
Securities owned, at market value	538,384,970
Securities owned, not readily marketable, at fair value	9,780,872
Receivables from brokers, dealers, and clearing organizations	168,192,976
Receivable from affiliates	(1,131,584)
Dividends and interest receivable	1,506,431
Other assets	(52,663)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at market value	(178,280,734)
Payables to brokers, dealers, and clearing organizations	(560,874,566)
Payable to affiliates	(328,726)
Dividends and interest payable	225,619
Accounts payable, accrued expenses, and other liabilities	(2,340,540)
Net cash provided by operating activities	74,507,410
Cash flows from investing activities:	
Purchases of furniture, fixtures, and equipment	(162,975)
Net cash used in investing activities	(162,975)
Cash flows from financing activities:	
Capital contributions	46,655,294
Capital withdrawals	(125,652,885)
Net cash used in financing activities	(78,997,591)
Net decrease in cash and cash equivalents	(4,653,156)
Cash and cash equivalents as of beginning of year	10,388,875
Cash and cash equivalents as of end of year	$ 5,735,719
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 184,647,543

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Associates, A Limited Partnership, (Alpine or the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corporation) is a corporation whose sole shareholder is also a limited partner.

Alpine trades equity securities, convertible debt, options, swaps, futures contracts, and other financial instruments for its own account. These trading activities are primarily related to merger arbitrage.

Alpine is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement), but only until Alpine shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to Alpine earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible bonds, open futures contracts, total return equity swaps, and options are valued at market value based on quoted market prices. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which Alpine has a corresponding equity securities-owned position.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years.

(c) Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(Continued)

(d) ***Cash Equivalents***

Alpine considers demand deposits and short-term fixed income high quality investments with maturities of less than three months to be cash equivalents.

(e) ***Taxes***

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

(f) ***Trading and Arbitrage Gains***

Trading and arbitrage gains include both net realized and unrealized gains and losses on securities owned and securities sold.

(g) ***Preparation of Financial Statements***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The Partnership Agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and a company that is owned by the spouse of the sole shareholder of Alpine's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for Alpine in return for an advisory fee. The trading advisor is also engaged as a trading advisor for eight other entities in a business similar to Alpine's. Similar trading strategies are employed by the trading advisor for the eight other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of Alpine's average capital balance during such month.

Pursuant to agreements between Alpine and five of the eight other entities engaged in a business similar to that of Alpine (the Agreements), Alpine will share with the five other entities all realized and unrealized gains and losses derived from its distressed securities portfolio in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed securities investments shall, at the end of each calendar month, receive from, or pay to, as appropriate, Alpine, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to Alpine, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current 30-day LIBOR rate applied to Alpine's pro rata allocation of the underlying distressed securities and futures portfolio.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the administrative affiliate) provides various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space, to Alpine. Alpine shares services provided by the administrative affiliate with eight other entities engaged in a business similar to Alpine's. During 2007, total administrative fees were $3,725,304, which are included in operating expenses in the statement of income.

The amounts payable to and due from affiliates as of December 31, 2007 and interest expense for the year ended December 31, 2007 are as follows:

		Balance December 31, 2007	Interest expense
Due to:			
Administrative affiliate	$	455,740	(12,474)
Due from:			
Alpine Partners, L.P.	$	276,512	—
Alpine Associates Offshore Fund, Ltd.		136,622	—
Palisades Partners, L.P.		127,816	—
Alpine Associates II, L.P.		442,073	—
Alpine Plus		20,681	—
Alpine Associates Offshore Fund II, Ltd.		127,880	—
	$	1,131,584	—

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2007, receivables from and payables to brokers, dealers, and clearing organizations included approximately $2.4 billion of securities borrowed and approximately $2.2 billion of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Alpine monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2007, Alpine has received securities with a market value of approximately $2.3 billion related to its securities borrowed transactions. As of December 31, 2007, Alpine has pledged securities with a market value of approximately $2.0 billion related to its securities loaned transactions. Alpine continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Alpine enters into exchange-traded equity index futures and equity option positions to hedge its arbitrage trading positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income. The following notional amounts of these derivatives as of December 31, 2007 are not reflected in the statement of financial condition but are indicators of the volume of transactions.

Equity options	$	5,409,500
Equity index and commodity futures		213,078,500
Total return equity swaps		
Great Britain		167,608,421
Canada		114,500,657
Australia		14,628,315
United States		13,089,000
		309,826,393

(6) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2007, Alpine's net capital was $970,475,971, which was $970,225,971 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp., Deutsche Bank AG, and Credit Suisse, LLC (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(7) Fair Value of Financial Instruments

All financial instruments are carried at fair value, with the resultant changes in fair value reflected in trading and arbitrage gains in the statement of income.

(8) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(9) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2007 were as follows:

Total return	9.36%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from this return based on the timing of capital transactions.

The following table presents net investment loss and operating expenses to average partnership capital ratios for the year ended December 31, 2007:

Net investment loss	(3.08)%
Operating expenses	5.08

The net investment loss and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment loss is calculated based on interest earned from borrowed securities, dividends and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment loss and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions.

Schedule I

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Computation of net capital:		
Total partners' capital:		$ 1,302,885,610
Deduction and/or charges:		
Nonallowable assets	$ 86,771,740	
Commodity futures contracts and spot commodities proprietary capital charges	26,308,750	113,080,490
Net capital before haircut on firm securities		1,189,805,120
Haircuts on firm securities		219,329,149
Net capital		970,475,971
Computation of alternative net capital requirements:		
Minimum net capital requirement		250,000
Excess net capital		$ 970,225,971
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements, whichever is greater		$ 970,175,971

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 25, 2008 with the Financial Industry Regulatory Authority.

See accompanying independent auditors' report.

(Continued)

Schedule I

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Schedule of Nonallowable Assets		Amount
Securities owned, not readily marketable, at fair value	$	85,038,223
Receivables from affiliates		1,131,584
Furniture, fixtures, and equipment, net		297,984
Interest receivables on nonallowable assets		167,197
Other assets		136,752
Total nonallowable assets	$	86,771,740

See accompanying independent auditors' report.

Schedule II

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2007

		Amount
Credit balances:		
Free Credit balance and other credit balance in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers.		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		—
Other		—
Total credits	$	—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Market value of stock dividends, stock splits and similar distributions		—
Other		—
Aggregate debit items		—
less 3% (for alternative method only		—
Total 15c3-3 debits	$	—

Note: There are no differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 as of January 25, 2008.

See accompanying independent auditor's report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements of Alpine Associates, A Limited Partnership, (the Partnership) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnerships including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requires by Rule 15c3-3.

Management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in conformity with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END